UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 1, 2014

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-189157) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated March 3, 2014.

•	Press Release dated March 4, 2014.

•	Press Release dated March 4, 2014.

•	Press Release dated March 6, 2014.

•	Press Release dated March 13, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	April 1, 2014	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

NEWS RELEASE

Enbridge to Undertake $7 Billion Mainline Replacement Program

CALGARY, ALBERTA; HOUSTON (March 3, 2014) – Enbridge Inc. (TSX, NYSE: ENB) and Enbridge Energy Partners, L.P. (NYSE: EEP) today announced they have received shipper support for a $7 billion investment in their Canadian and U.S. mainline system running from Edmonton, Alberta to Superior, Wisconsin. The Line 3 Replacement (L3R) Program will complement the existing Line 3 segment replacement program and include all remaining segments of Line 3 between Hardisty, Alberta and Superior.

The L3R Program is targeted to be completed by the second half of 2017. Mainline shippers have agreed to support surcharges on all barrels moving on the mainline to provide an appropriate return on the additional capital required. It will be subject to customary regulatory approvals.

Under the L3R Program, all segments of the line between Hardisty and Superior will be replaced with new pipe using the latest available high-strength steel and coating technology. Long-term integrity costs to maintain the line will be substantially reduced and the reliability of service will be enhanced.

“The Line 3 Replacement Program is an important project for our customers and for Enbridge and aligns very well with our strategic priorities,” said Al Monaco, President and Chief Executive Officer of Enbridge Inc. “We work closely with our customers to understand their needs now and into the future; the L3R Program will provide high reliability and flexibility to accommodate the level of throughput we expect they will require. The increased reliability of throughput on our system will provide our customers with assured service to key markets.”

Added Mr. Monaco, “The L3R Program will be the largest project in our Company’s history and will serve to significantly extend our industry-leading earnings per share growth rate well beyond 2017. We now stand at $36 billion of enterprise-wide commercially secured investments which will all be generating additional earnings and cash flow by 2017.”

Initial development work is underway to support the regulatory applications that will be submitted in late 2014. This includes an extensive public consultation process with landowners, Aboriginal and Native American communities, municipalities and counties and other stakeholders along the Line 3 right of way. Further information on the project will be shared with the public in the near future through mailouts and public meetings.

The Canadian L3R Program, between Hardisty and Gretna, Manitoba, currently is estimated to cost approximately $4.2 billion and will be undertaken by Enbridge’s wholly-owned subsidiary, Enbridge Pipelines Inc. The U.S. L3R Program, between Neche, North Dakota and Superior, is estimated to cost approximately US$2.6 billion. The U.S. Program will be undertaken by Enbridge Energy Partners, L.P. (EEP) with funding provided jointly by Enbridge and EEP at participation levels to be finalized and approved by the EEP Special Committee. The Program will result in the elimination of $1.1 billion of Line 3 integrity capital which would otherwise be required by 2017, as well as elimination of additional post-2017 integrity capital.

The surcharge on barrels moving on the U.S. mainline will be set to recover a return on and of the incremental U.S. L3R capital. The surcharge will be based on EEP’s existing Facilities Surcharge Mechanism cost of service methodology. A separate surcharge will apply to all barrels moving on the Canadian mainline at the Canadian local toll, and another surcharge will apply to the international joint toll (IJT) applicable to all barrels that travel on both the Canadian and U.S. mainlines. The IJT surcharge will be set at a level that will cover the U.S. surcharge plus enough, together with the Canadian local toll surcharge, to provide an appropriate return on the incremental Canadian L3R Program capital.

The capital costs on which the surcharges will be based will reflect detailed estimates to be finalized in the first quarter of 2014. Shippers will have the option to cancel the L3R Program in the event that the detailed cost estimate exceeds the current preliminary estimate by more than 15 per cent. In the event of such cancellation, all development costs incurred to that date would be recoverable from shippers.

Guy Jarvis, President, Liquids Pipelines for Enbridge said the L3R Program provides a very attractive solution to Enbridge and our shippers. “In the long run it is the most efficient way to maintain the line,” Mr. Jarvis said. “It also improves the reliability of the system, with less down time for inspections and repairs and more operating flexibility. The IJT surcharge structure for the Program is designed to provide Enbridge with a solid return on its incremental investment.”

Mark Maki, President, Enbridge Energy Partners said, “The U.S. Line 3 Replacement Program will provide a significant attractive investment opportunity for EEP, enhancing our distributable cash flow growth rate. The funds anticipated to be released through projected drop downs of additional interests in our natural gas gathering and processing business to Midcoast Energy Partners, will expand the Partnership’s ability to undertake a significant participation level in this program.”

Line 3 is a 1,031 mile (1,660 kilometres), 34-inch diameter pipeline that has been in safe and reliable operation since 1968. It is one of six crude oil pipelines that make up the Enbridge mainline system.

CONFERENCE CALL

Enbridge Inc. will hold a conference call on Tuesday, March 4, 2014 at 9 a.m. Eastern Time (7 a.m. Mountain Time) to discuss the Line 3 Replacement Program. Analysts, members of the media and other interested parties can access the call toll-free at 1-800-708-4540 from within North America and outside North America at 1-847-619-6397 using the access code 36772471#.

The call will be audio webcast live at http://www.media-server.com/m/p/te36pkob. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay will be available at toll-free 1-888-843-7419 within North America and outside North America at 1-630-652-3042 (access code 36772471#) until March 11, 2014.

The conference call will begin with a presentation by the Company’s Chief Executive Officer and Chief Financial Officer, and the President of Liquids Pipelines followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

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About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

About Enbridge Energy Partners, L.P.

Enbridge Energy Partners, L.P. owns and operates a diversified portfolio of crude oil transportation systems in the United States. Its principal crude oil system is the largest pipeline transporter of growing oil production from western Canada and the North Dakota Bakken formation. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 17 per cent of total U.S. oil imports. Enbridge Partners is recognized by Forbes as one of the 100 Most Trustworthy Companies in America.

Forward Looking Statements

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge and EEP believe that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge and EEP make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge and EEP assume no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

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For more information please contact:

Enbridge Inc.

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 graham.white@enbridge.com	Adam McKnight Investment Community (403) 266-7922 adam.mcknight@enbridge.com

Enbridge Energy Partners, L.P.

Terri Larson, APR Media (877) 496-8142 Email: usmedia@enbridge.com	Sanjay Lad Investment Community (866) EEP INFO or (866) 337-4636 Email: eep@enbridge.com

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NEWS RELEASE

Enbridge Announces $200 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE U.S.

CALGARY, Alberta, March 4, 2014 — Enbridge Inc. (TSX:ENB) (NYSE:ENB “Enbridge”) today announced that it has entered into an agreement with a group of underwriters to sell eight million Cumulative Redeemable Preference Shares, Series 9 (the “Series 9 Preferred Shares”) at a price of $25.00 per share for distribution to the public. Closing of the offering is expected on March 13, 2014.

The holders of Series 9 Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.10 per share, payable quarterly on the first day of March, June, September and December, as and when declared by the Board of Directors of Enbridge, yielding 4.40 per cent per annum, for the initial fixed rate period to but excluding December 1, 2019. The first quarterly dividend payment date is scheduled for June 1, 2014. The dividend rate will reset on December 1, 2019 and every five years thereafter at a rate equal to the sum of the then five-year Canadian Government bond yield plus 2.66 per cent. The Series 9 Preferred Shares are redeemable by Enbridge, at its option, on December 1, 2019 and on December 1 of every fifth year thereafter.

The holders of Series 9 Preferred Shares will have the right to convert their shares into Cumulative Redeemable Preference Shares, Series 10 (the “Series 10 Preferred Shares”), subject to certain conditions, on December 1, 2019 and on December 1 of every fifth year thereafter. The holders of Series 10 Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Enbridge, at a rate equal to the sum of the 90-day Government of Canada Treasury bill rate plus 2.66 per cent.

Enbridge has granted to the underwriters an option, exercisable at any time up to 48 hours prior to the closing of the offering, to purchase up to an additional 2 million Series 9 Preferred Shares at a price of $25.00 per share.

The offering is being made only in Canada by means of a prospectus supplement to the base shelf prospectus of the Corporation dated June 6, 2013. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

The syndicate of underwriters is led by TD Securities Inc., CIBC, RBC Capital Markets, and Scotiabank.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Adam McKnight Investment Community (403) 266-7922 Email: adam.mcknight@enbridge.com

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NEWS RELEASE

Enbridge Increases Size of Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE U.S.

CALGARY, Alberta, March 4, 2014 — Enbridge Inc. (TSX:ENB) (NYSE:ENB “Enbridge”) today announced that as a result of strong investor demand for its previously announced offering of Cumulative Redeemable Preference Shares, Series 9 (the “Series 9 Preferred Shares”), the size of the offering has been increased to 11 million shares. The aggregate gross proceeds will be C$275 million. Closing of the offering is expected on March 13, 2014.

The holders of Series 9 Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.10 per share, payable quarterly on the first day of March, June, September and December, as and when declared by the Board of Directors of Enbridge, yielding 4.40 per cent per annum, for the initial fixed rate period to but excluding December 1, 2019. The first quarterly dividend payment date is scheduled for June 1, 2014. The dividend rate will reset on December 1, 2019 and every five years thereafter at a rate equal to the sum of the then five-year Canadian Government bond yield plus 2.66 per cent. The Series 9 Preferred Shares are redeemable by Enbridge, at its option, on December 1, 2019 and on December 1 of every fifth year thereafter.

The holders of Series 9 Preferred Shares will have the right to convert their shares into cumulative redeemable preference shares, series 10 (the “Series 10 Preferred Shares”), subject to certain conditions, on December 1, 2019 and on December 1 of every fifth year thereafter. The holders of Series 10 Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Enbridge, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 2.66 per cent.

The offering is being made only in Canada by means of a prospectus. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

The syndicate of underwriters is co-led by TD Securities Inc., CIBC, RBC Capital Markets and Scotiabank.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Adam McKnight Investment Community (403) 266-7922 Email: adam.mcknight@enbridge.com

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NEB Approves Line 9B Reversal and Line 9 Expansion with Conditions

CALGARY, Alberta, March 6, 2014 – Enbridge Inc. (TSX, NYSE: ENB) announced today that after a rigorous and thorough regulatory review process, Canada’s pipeline regulator, the National Energy Board (NEB) has approved the flow reversal and expansion of Enbridge’s Line 9B between Westover, Ontario and Montreal, Quebec. Combined with the previously approved project to reverse Line 9A between Sarnia, Ontario and Westover, these projects will enable the delivery of reliable, competitive North American crude oil for Ontario and Quebec based refineries.

The NEB, in its decision stated that: “The Board’s decision enables Enbridge to react to market forces and provide benefits to Canadians, while at the same time implementing the Project in a safe and environmentally sensitive manner.”

“The benefits of the reversal of Line 9B are clear,” said Al Monaco, President and Chief Executive Officer, Enbridge Inc. “For Quebec, bringing a new, reliable supply of competitively priced crude oil to respond to the needs of Quebec-based refineries will protect more than 4,000 jobs, sustain a vibrant petrochemical industry and strengthen the economy. For our customers, Line 9B reversal is an important component of our broader market access initiatives to open up and expand connections to key refining markets. Core to our strategy is to reduce our industry’s environmental footprint which is why our first choice is always to use existing infrastructure.”

The NEB’s approval is subject to fulfillment of 30 conditions. The Line 9B Reversal and Capacity Expansion Project team is reviewing requirements and developing a scope of work to fulfill the conditions outlined in the NEB’s decision, which comes after nearly two years of Enbridge’s extensive engagement and consultation with stakeholders.

“The public review of the Line 9B Project has been extensive, open and thorough,” said Mr. Monaco. “We recognize the significant efforts of the many groups and individuals that have contributed to this process and we appreciate and respect the support as well as the concerns that have been raised by governments, First Nations groups, environmental organizations, municipalities and private citizens. We particularly appreciate the involvement of members of the Quebec coalition.

“We’ve undertaken extraordinary steps in our consultation with stakeholders on Line 9B — we’ve listened carefully and we’re acting on stakeholder input to address concerns and further enhance safety. The approval of this project is not the end of the process for us. We look forward to continuing our efforts to build trust in these communities and continue the discussion of how to make a safe and well performing pipeline even safer.”

The reversal of Line 9B, a 639-kilometre section of Line 9 from Westover to Montreal, represents the second and final phase of Enbridge’s Eastern Canadian Refinery Access Initiative. The NEB approved the reversal of Line 9A, a 246 km section between Sarnia and Westover on July 27, 2012. Enbridge completed the reversal in August, 2013 and Line 9A is flowing in a west to east direction providing supply to Ontario’s Nanticoke refinery.

Enbridge has been operating the Line 9 pipeline – an existing 762-mm (30-inch) diameter pipeline, with a current capacity of approximately 240,000 barrels per day – safely and reliably since 1976. The company’s Eastern Canadian Refinery Access Initiative is expected to help level the playing field for Canadian refineries, safeguard jobs, and bolster the security of Canada’s energy supply.

•	Line 9 is a 30 inch oil pipeline that currently transports offshore and foreign oil in the westward direction from Montreal to Sarnia.

•	It was brought into service in June 1976 and originally flowed in a west to east direction.

•	In 1998 the pipe was reversed to flow east to west.

•	It is approximately 831 km (550 miles) long.

•	Current capacity is approximately 240,000 bpd.

•	Currently it ships a variety of crude oils and condensates to refineries in Eastern Canada.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Forward Looking Statements

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. – Media (French) Eric Prud’homme (403) 508-6563/ (888) 992-0997 Email: eric.prudhomme@enbridge.com	Enbridge Inc. – Media Graham White (403) 508-6563/ (888) 992-0997 Email: graham.white@enbridge.com

Enbridge Inc.

Adam McKnight

Investment Community(403) 266-7922

adam.mcknight@enbridge.com

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NEWS RELEASE

Enbridge Announces Closing of $275 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE U.S.

CALGARY, Alberta, March 13, 2014 - Enbridge Inc. (TSX:ENB) (NYSE:ENB) (“Enbridge”) today announced that it has closed its previously announced public offering of Cumulative Redeemable Preference Shares, Series 9 (the “Series 9 Preferred Shares”) by a syndicate of underwriters led by TD Securities Inc., CIBC, RBC Capital Markets and Scotiabank. Enbridge issued 11 million Series 9 Preferred Shares for gross proceeds of $275 million. The Series 9 Preferred Shares will begin trading on the TSX today under the symbol ENB.PF.A. Proceeds will be used to partially fund capital projects, reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Adam McKnight Investment Community (403) 266-7922 Email: adam.mcknight@enbridge.com

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